LONGEVERON INC.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

August 11, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Doris Stacey Gama
Laura Crotty

Re:	Longeveron Inc.
Registration Statement on Form S-1
File No. 333-272946

Request for Acceleration of Effectiveness

Dear Ms. Gama and Ms. Crotty:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Longeveron Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-272946), as amended, so that it may become effective on Monday, August 14, 2023, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Jennifer Minter, Esq., to orally modify or withdraw this request for acceleration.

Please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-8444, or in her absence, Richard DiStefano at (212) 440-4455, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron Inc.

By:	/s/ Wa’el Hashad
Wa’el Hashad
Chief Executive Officer

cc:	Jennifer Minter Richard DiStefano